Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

ELECTION OF EMPLOYEES’ REPRESENTATIVE SUPERVISOR

Reference is made to the announcement (the “Announcement”) of China Southern Airlines Company Limited (the “Company”) dated 21 December 2020 in relation to, among others, the proposed re-election and election of Supervisors. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

The 1st joint meeting of the fifth session of employees’ representatives meeting of the Company has been held and Ms. Mao Juan was elected as an employees’ representative Supervisor of the 9th session of the Supervisory Committee of the Company for a term of three years. The appointment of Ms. Mao Juan shall become effective upon the conclusion of the EGM. The biographical details of Ms. Mao Juan are set out below:

Mao Juan, female, born in December 1972 (aged 48), obtained a Bachelor’s degree in Accounting from Harbin University of Science and Technology. Ms. Mao began her career in July 1993, and joined the Chinese Communist Party in April 1992. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011, she acted as Deputy General Manager of Audit Department in the Company and acted as General Manager of Audit Department in the Company since June 2016. She has been the Deputy General Manager of Audit Department in China Southern Air Holding Company Limited (“CSAH”) and the Company from April 2017. She has served as the General Manager of CSAH and the Company’s Audit Department since November 2017, and concurrently served as the Supervisor of the Company since December 2017. Currently, she is also the chairman of the supervisory committee of Southern Airlines Group Finance Company Limited and Nan Lung International Freight Limited, as well as the supervisor of Xiamen Airlines Company Limited and Guangzhou China Southern Airlines CDFG Duty Free Co., Ltd.(廣州南航中免免稅品有限公司). Ms. Mao Juan will enter into a service contract with the Company and shall hold her office until the expiry of the term of the 9th session of the Supervisory Committee.

Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a Supervisor is determined with reference to the responsibilities, risk and contributions of his/her position. Ms. Mao Juan will not receive any Supervisor’s fee but will receive salary based on her position in the Company, the exact amount of which is determined by the working salary system of the Company.

As at the date of this announcement, save as disclosed, Ms. Mao Juan (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, Supervisors, senior management, substantial or controlling Shareholders of the Company; and (iii) had not had any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the appointment of Ms. Mao Juan that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

8 January 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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